Valley Forge Life Insurance Company

                                 A Stock Company

Administrative Office:                  Home Office:
100 CNA Drive                           401 Penn St.
Nashville, Tennessee 37214              Reading, Pennsylvania 19601

                         DOLLAR COST AVERAGING RIDER II


This rider forms a part of the contract to which it is attached.

At your request, we will open a dollar cost averaging account for you under this contract. All purchase payment(s) applied to this option will be allocated to the dollar cost averaging account. No transfers may be made into this account.

Before the annuity date, you may choose to have us transfer a fixed dollar amount on a monthly or quarterly basis from the dollar cost averaging account to any of the subaccounts or any one year guaranteed interest rate fixed account. You may choose either a 6 or 12 month period. The transfers will begin when you request but no sooner than seven business days following receipt of your written notice. The transfers will not begin until 30 days after the contract date. Transfers will end at the earliest of:

1.  the end of the 6 or 12 month period you choose; or

2.  seven business days after your written request to terminate these transfers.

The interest rate earned on this account will be the interest rate earned in a one year guaranteed interest rate fixed account, plus any additional interest, which we may declare from time to time.

The minimum value of the dollar cost averaging account must be at least $5,000.

You may have only one dollar cost averaging account in operation at one time.

Transfers under this rider are made as of the same day every calendar month. This day may not be later than the 28th of the month. If this calendar day is not a business day, transfers are made as of the next business day. There is no additional charge for this option. These transfers do not count toward the number of transfers allowed each contract year.

We reserve the right to discontinue this option at any point in time with 30 days advance notice.

If this option is terminated, all money remaining in the dollar cost averaging account will be transferred to the money market subaccount.

Signed for the Company at its Executive Offices in Chicago, Illinois on the contract date.

Chief Executive Officer                              Group Vice President